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                              August 7, 2023

       Juan Fernandez Pascual
       Chief Executive Officer, Secretary and Director
       Aimei Health Technology Co., Ltd.
       10 East 53rd Street, Suite 3001
       New York, NY 10022

                                                        Re: Aimei Health
Technology Co., Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 24, 2023
                                                            File No. 333-272230

       Dear Juan Fernandez Pascual:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed July 24,
2023

       Redemption Rights, page 18

   1. We note that the Amended and Restated Articles of Association filed as Exhibit 3.2 include a provision at
Article 35.5(c) that you may limit redemptions to ensure that you will have net tangible
assets of at least $5,000,001 immediately prior to or upon an initial business combination,
after payment of underwriting fees and commissions. Please
                                                        describe this
limitation here and where similar disclosure appears in the prospectus.
 Juan Fernandez Pascual
FirstName  LastNameJuan
Aimei Health Technology Fernandez
                        Co., Ltd. Pascual
Comapany
August     NameAimei Health Technology Co., Ltd.
       7, 2023
August
Page 2 7, 2023 Page 2
FirstName LastName
If we seek shareholder approval of our business combination . . ., page 29

2. We note your disclosure in this risk factor indicating that any acquired public shares will be voted as contemplated by Question 166.01 of the Division's Tender Offers and
         Schedules C&DI. Rather than simply referring to the C&DI, please include narrative disclosure explaining that securities purchased by the sponsor or its affiliates would not be voted in favor of approving the business combination, and reconcile conflicting statements such as that affiliated purchasers "may influence a vote in favor of a proposed business combination" and that the purpose of the purchases would be to "increase the likelihood of obtaining shareholder approval."
PRC Approvals, page 88

3. We note your disclosure here and elsewhere that you do not believe you are required to obtain any permissions or approvals from the CRSC, CAC or any other governmental entity to issue securities or list on a U.S. exchange. Clarify whether any permissions or approvals are required to search for a target company. Please also explain the basis for your conclusion that no permissions or approvals are required. If your conclusion is based on an opinion of counsel, please file the opinion as an exhibit to the registration statement.
Certain Relationships and Related Party Transactions, page 111

4. We note your response to comment 9 and we reissue it. Please revise to clarify how Arc
         Group Limited is a related party. For example, clarify whether there Arc Group officers, directors or shareholders who also are also officers, directors or shareholders of the company or the sponsor.
Enforcement of Civil Liabilities in Hong Kong and China, page 121

5. Please identify the independent director who is a resident of the PRC, here and where similar disclosure appears in the prospectus. See prior comment 10. General

6. As requested in prior comment 12, please include disclosure addressing the impact that
         PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
 Juan Fernandez Pascual
FirstName  LastNameJuan
Aimei Health Technology Fernandez
                        Co., Ltd. Pascual
Comapany
August     NameAimei Health Technology Co., Ltd.
       7, 2023
August
Page 3 7, 2023 Page 3
FirstName LastName
       You may contact Mark Rakip at 202-551-3573 or Wilson Lee at 202-551-3468 if you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Andrei Sirabionian